UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Basic Energy Services, Inc.
___________________________________________________________________________________

Common Stock, par value $0.01 per share
___________________________________________________________________________________

(Title of Class of Securities)

06985P209
___________________________________________________________________________________

 (CUSIP Number)

Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
 203-542-4200
___________________________________________________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 23, 2017
___________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 06985P209
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
5,015,196
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
5,015,196
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,015,196
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
19.4%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN
*See Item 5.

[1]
This percentage is calculated based upon 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the press release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer's Form 8-K filed on December 27, 2016.

SCHEDULE 13D

CUSIP NO. 06985P209
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,015,196
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,015,196
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,015,196
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
19.4%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5

SCHEDULE 13D

CUSIP NO. 06985P209
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,015,196
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,015,196
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,015,196
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
19.4%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

Explanatory Note
This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on January 3, 2017 (the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On January 25, 2017, the Funds each filed an amendment to the previously amended Forms 144 to reflect an increase in the maximum number of shares of Common Stock that may be sold under Rule 144(e) as a result of the recent trading volume of the Common Stock. The number of shares of Common Stock sold by the Reporting Persons as of the date of this filing are set forth in Item 5(c) below. In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, commodity prices, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer's Form 8-K filed on December 27, 2016.  The shares of Common Stock reported herein represents approximately 19.4% of the outstanding Common Stock as of December 23, 2016.

(b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Silver Point has sole voting and dispositive power with respect to the Common Stock reported herein.  Messrs. Mulé and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as sole members and sole managing members of Management.

(c)  Within the past sixty days, the Reporting Persons have engaged in the following transactions in the Common Stock:

Transaction Date	Transaction Type	Number of Shares	Price Per Share
December 27,2016	Open Market Sale	100,000	$36.1132
December 28, 2016	Open Market Sale	50,000	$34.7226
December 29, 2016	Open Market Sale	75,000	$35.147
December 30, 2016	Open Market Sale	33,000	$35.6411
January 20, 2017	Open Market Sale	145,000	$41.9687
January 23, 2017	Open Market Sale	50,000	$41.1866
January 24, 2017	Open Market Sale	150,000	$40.8562

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 23, 2016, the Funds, along with certain other holders of Common Stock, entered into a Registration Rights Agreement with the Issuer.  Under the Registration Rights Agreement, the Funds have certain demand, shelf and piggyback registration rights relating to the resale of the Common Stock pursuant to which the Issuer is required to use commercially reasonable efforts to effect the registration of such securities on the applicable form and is required to include such securities in such registration or offering on the same terms and conditions as such other securities being registered, as applicable.  A complete copy of the Registration Rights Agreement is attached as Exhibit 10.1 to the Issuer's Current Report on Form 8-A filed with the Securities and Exchange Commission on December 23, 2016 and is incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of January 25, 2017, by and among the Reporting Persons.

Exhibit 2
Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's form 8-A filed on December 23, 2016).

Exhibit 3
Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 4
Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   January 25, 2017

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Exhibit 1

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 25, 2017

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact